P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

25 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O SELLS KING'S CROSS PROPERTY FOR £46M

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

8/31

Notes to editors

Regent Quarter is a mixed use urban regeneration project covering nearly six acres adjacent to King's Cross Station in the heart of London. The block that is subject to today's announcement consists of 244,000 sq. ft of mixed use space which has been renovated and reconstructed by P&O Estates, including 180,000 sq. ft. of office space together with retail, restaurant and leisure facilities.

This block and £19 million of individual residential and commercial property sales, together with another block sold to LLOF for £47 million earlier this year, represent the significant majority of the development.

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